UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the following announcements (the “Announcements”): (1) A Supplemental Announcement in Relation to the Annual Report of the Company for the Year Ended December 31, 2023, which supplements the summary under the heading “2023 Share Award Scheme” in the Report of the Directors included therein, to supplement the information in relation to the 2023 Share Award Scheme pursuant to Rule 17.07A of the Listing Rules; and (2) the Notice of a meeting of the Board of the Company that will be held on August 29, 2024.

The summary of each Announcement described above are not complete and subject to the terms set forth in the respective Announcements that are provided as Exhibit 99.1 and Exhibit 99.2 to this Report, which are incorporated herein by reference (and the description herein are qualified in their entirety by reference to each such document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: July 29, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement dated July 29, 2024 by the Company in relation to the Annual Report for the Year Ended 31 December 2023
99.2	Announcement dated July 29, 2024 by the Company of a Notice of Board Meeting

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